51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Tower One Wireless Corp. ("Tower One" or, the "Company")
600 - 535 Howe Street
Vancouver, BC, V6C 2Z4

Item 2 Date of Material Change

April 21, 2022.

Item 3 News Release

The news release dated April 22, 2022 was disseminated via Stockwatch and BayStreet.

Item 4 Summary of Material Change

Tower One is pleased to announce that, further to its news releases of October 20, 2021, November 16, 2021 and December 15, 2021, it has completed a fourth closing (the "Fourth Closing") of a private placement pursuant to the offering memorandum exemption (the "Offering").

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Tower One is pleased to announce that, further to its news releases of October 20, 2021, November 16, 2021 and December 15, 2021, it has completed the Fourth Closing of a private placement Offering.

The Company issued a total of 5,002 class B units (each, a "Class B Unit") and 8,476 class A units (each, a "Class A Unit") at a price of $100 per each unit (together, the "Units") for aggregate proceeds of $1,347,800, of which $28,800 was paid in cash and $1,319,000 was paid by the exchange of existing subordinated, secured bonds of the Company.  Each Class A Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2022 (each, a "Class A Bond"); and (ii) 25 common shares of the Company (the "Shares") at deemed price of $0.09375.  Each Class B Unit was comprised of (i) one subordinated, secured bond of the Company in the principal amount of $100 bearing simple interest at a rate of 10% per annum with a maturity date of September 30, 2023 (each, a "Class B Bond"); and (ii) 50 Shares at a price of deemed price of $0.09375 per Share. The 8,476 Class A Units were comprised of an aggregate of 211,900 Shares and 8,476 Class A Bonds.  The 5,002 Class B Units were comprised of an aggregate of 250,100 Shares and 5,002 Class B Bonds.

The net cash proceeds of the Fourth Closing will be used for the construction and purchase of towers and infrastructure development, including all aspects of site acquisition, permitting and payments of licenses and applicable taxes.

In connection with the issuance of the Units, the Company issued 1,347,800 Agent Warrants and paid a cash commission of $46,989 to an EMD. The Agent Warrants are exercisable for 1,347,800 Shares at a price of $0.08 per Share for a period of 36 months from the date of issuance.

All securities issued in connection with the Fourth Closing are subject to a statutory hold period expiring on August 22, 2022.

The securities distributed in the Fourth Closing have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Alejandro Ochoa, Chief Executive Officer, President and Interim Chief Financial Officer
Telephone: 1-917-546-3016

Item 9 Date of Report

April 22, 2022